Exhibit 1

HACKENSACK, NJ,  September 9, 2008 – First Real Estate Investment Trust (“FREIT”) announced its operating results for the nine and three months ended July 31, 2008.

RESULTS OF OPERATIONS
Real Estate revenue for the nine months ended July 31, 2008 (“Current Nine Months”) increased 3.1% to $31,435,000 compared to $30,496,000 for the nine months ended July 31, 2007 (“Prior Nine Months”). Real Estate revenue for the three months ended July 31, 2008 (“Current Quarter”) increased 2.7% to $10,728,000 compared to $10,441,000 for the three months ended July 31, 2007 (“Prior Year’s Quarter”).  The increase in real estate revenues for the Current Nine Month period was equally attributable to both the residential and commercial operations. The Boulders and The Pierre Towers were the primary contributors for the residential operations, accounting for 45% of the overall increase. The Rotunda and Rochelle Park were the primary contributors for the commercial operations, accounting for 39% of the overall increase. The increase in real estate revenues for the Current Quarter was principally attributable to FREIT’s commercial operations, primarily at The Rotunda and Rochelle Park.

During the Prior Year’s Quarter, FREIT sold its Lakewood Apartments in Lakewood, New Jersey. In compliance with current accounting guidance, the gain on the sale, as well as the prior year’s earnings of the Lakewood operation was classified as “Income from discontinued operations”, which is included within “Net Income” after “Income from continuing operations”. Net income for the Current Nine Months was $4,559,000 ($0.66 per share diluted) compared to $7,220,000 ($1.04 per share diluted) for the Prior Nine Months. Net income for the Current Quarter was $1,919,000 ($0.28 per share diluted) compared to $5,243,000 ($0.76 per share diluted) for the Prior Year’s Quarter. Income from continuing operations for the Current Nine Months was $4,559,000 ($0.66 per share diluted) compared to $3,449,000 ($0.50 per share diluted) for the Prior Nine Months. Income from continuing operations for the Current Quarter was $1,919,000 ($0.28 per share diluted) compared to $1,548,000 ($0.22 per share diluted) for the Prior Year’s Quarter. Refer to the schedule below for a detailed analysis of the major changes that impacted revenue and net income for the nine and three months ended July 31, 2008 and 2007:

	Nine Months Ended			Three Months Ended
	July 31,			July 31,
	2008	2007	Change	2008	2007	Change
	(in thousands, except per share)			(in thousands, except per share)
Real estate revenues:
Commercial properties	$17,100	$16,610	$490	$5,920	$5,610	$310
Residential properties	14,335	13,886	449	4,808	4,831	(23)
Total real estate revenues	31,435	30,496	939	10,728	10,441	287

Operating expenses:
Real estate operations	12,620	12,545	75	3,938	4,114	(176)
General and administrative	1,145	1,277	(132)	335	474	(139)
Depreciation	4,086	3,972	114	1,411	1,323	88
Total operating expenses	17,851	17,794	57	5,684	5,911	(227)
Operating income	13,584	12,702	882	5,044	4,530	514

Investment income	437	382	55	124	157	(33)

Financing costs	(8,694)	(9,099)	405	(2,876)	(3,010)	134
Minority interest in earnings of subsidiaries	(768)	(386)	(382)	(373)	(129)	(244)
Distribution to certain minority interests	-	(150)	150	-	-	-
Income from continuing operations	4,559	3,449	1,110	1,919	1,548	371
Income from discontinued operations	-	3,771	(3,771)	-	3,695	(3,695)
Net income	$4,559	$7,220	$(2,661)	$1,919	$5,243	$(3,324)

Basic earnings per share:
Continuing operations	$0.67	$0.51	$0.16	$0.28	$0.23	$0.05
Discontinued operations	$-	$0.56	$(0.56)	$-	$0.55	$(0.55)
Net income	$0.67	$1.07	$(0.40)	$0.28	$0.78	$(0.50)

Diluted earnings per share:
Continuing operations	$0.66	$0.50	$0.16	$0.28	$0.22	$0.06
Discontinued operations	$-	$0.54	$(0.54)	$-	$0.54	$(0.54)
Net income	$0.66	$1.04	$(0.38)	$0.28	$0.76	$(0.48)

Weighted average shares outstanding:
Basic	6,802	6,752		6,844	6,756
Diluted	6,897	6,919		6,941	6,925

The consolidated results of operations for the Current Nine Months and Current Quarter are not necessarily indicative of the results to be expected for the full year.

SEGMENT INFORMATION
The following table sets forth comparative net operating income ("NOI") data for FREIT’s real estate segments and reconciles the NOI to consolidated net income for the Current Nine Months and Current Quarter, as compared to the prior year’s comparable periods:

Nine Months Ended July 31:
	Commercial				Residential				Combined
	Nine Months Ended				Nine Months Ended				Nine Months Ended
	July 31,		Increase (Decrease)		July 31,		Increase (Decrease)		July 31,
	2008	2007	$	%	2008	2007	$	%	2008	2007
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$12,806	$12,454	$352	2.8%	$14,175	$13,614	$561	4.1%	$26,981	$26,068
Reimbursements	3,932	3,601	331	9.2%	-	-	-		3,932	3,601
Other	150	143	7	4.9%	160	272	(112)	-41.2%	310	415
Total revenue	16,888	16,198	690	4.3%	14,335	13,886	449	3.2%	31,223	30,084

Operating expenses	6,440	6,425	15	0.2%	6,180	6,120	60	1.0%	12,620	12,545
Net operating income	$10,448	$9,773	$675	6.9%	$8,155	$7,766	$389	5.0%	18,603	17,539
Average
Occupancy %	89.9%	90.1%		-0.2%	94.9%	94.8%		0.1%

Reconciliation to consolidated net income:
Deferred rents - straight lining	140	186
Amortization of acquired leases	72	226
Net investment income	437	382
General and administrative expenses	(1,145)	(1,277)
Depreciation	(4,086)	(3,972)
Financing costs	(8,694)	(9,099)
Distributions to certain minority interests	-	(150)
Minority interest	(768)	(386)
Income from continuing operations	4,559	3,449
Income from discontinued operations	-	3,771
Net income	$4,559	$7,220

Three Months Ended July 31:
	Commercial				Residential				Combined
	Three Months Ended				Three Months Ended				Three Months Ended
	July 31,		Increase (Decrease)		July 31,		Increase (Decrease)		July 31,
	2008	2007	$	%	2008	2007	$	%	2008	2007
	($ in thousands)				($ in thousands)				($ in thousands)
Rental income	$4,320	$4,192	$128	3.1%	$4,737	$4,642	$95	2.0%	$9,057	$8,834
Reimbursements	1,475	1,227	248	20.2%	-	-	-		1,475	1,227
Other	53	45	8	17.8%	71	189	(118)	-62.4%	124	234
Total revenue	5,848	5,464	384	7.0%	4,808	4,831	(23)	-0.5%	10,656	10,295

Operating expenses	2,027	2,123	(96)	-4.5%	1,911	1,992	(81)	-4.1%	3,938	4,115
Net operating income	$3,821	$3,341	$480	14.4%	$2,897	$2,839	$58	2.0%	6,718	6,180
Average
Occupancy %	89.8%	91.0%		-1.2%	94.2%	95.9%		-1.7%

Reconciliation to consolidated net income:
Deferred rents - straight lining	48	72
Amortization of acquired leases	24	75
Net investment income	124	157
General and administrative expenses	(335)	(474)
Depreciation	(1,411)	(1,323)
Financing costs	(2,876)	(3,010)
Distributions to certain minority interests	-	-
Minority interest	(373)	(129)
Income from continuing operations	1,919	1,548
Income from discontinued operations	-	3,695
Net income	$1,919	$5,243

NOI is based on operating revenue and expenses directly associated with the operations of the real estate properties, but excludes deferred rents (straight lining), lease amortization, depreciation, and financing costs. FREIT assesses and measures segment operating results based on NOI. NOI is not a measure of operating results or cash flow as measured by generally accepted accounting principles, and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity.

COMMERCIAL SEGMENT
FREIT’s commercial properties consist of ten (10) properties totaling approximately 1,127,000 sq. ft. of retail space and 138,000 sq. ft. of office space.  Seven (7) are multi-tenanted retail or office centers, and one is a single tenanted store. In addition, FREIT has two parcels of leased land, from which it receives rental income. One is from a tenant who has built and operates a bank branch on land FREIT owns in Rockaway, NJ. The other is from a tenant who intends to build and operate a bank branch on land FREIT owns in Rochelle Park, NJ.

As indicated in the above Segment Information table, revenue from FREIT’s commercial segment for the Current Nine Months and Current Quarter increased by 4.3% and 7.0%, respectively, over the comparable prior year’s periods. NOI for the Current Nine Months and Current Quarter increased by 6.9% and 14.4%, over the comparable prior year’s periods. The favorable increase in both revenue and NOI was primarily attributable to higher occupancy levels along with increased common area maintenance charge reimbursements at The Rotunda property, in addition to nine months of revenue being generated by our land in Rochelle Park, which was purchased in September 2007. However, the current year increases in revenue and NOI were adversely affected by the renovation at our Damascus Shopping Center property located in Damascus, MD (the “Damascus Center”), which caused a temporary decline in occupancy levels at the Damascus Center. Average occupancy rates for FREIT’s commercial segment for the Current Nine Months was at 95.0%, exclusive of the Damascus Center, compared to 94.3% for the prior year’s period. As a result of this renovation, temporary declines in both revenue and NOI were experienced at the Damascus Center of $56,000 and $47,000, respectively for the Current Nine Month period.

The impact of the Damascus renovation on the nine and three month results of the commercial segment is reflected in the following table:

	Nine Months Ended July 31,
	2008			2007
	Commercial		Same	Commercial		Same
($000)	Properties	Damascus	Properties	Properties	Damascus	Properties
Revenues	$16,888	$554	$16,334	$16,198	$610	$15,588
Expenses	6,440	307	6,133	6,425	316	6,109
NOI	$10,448	$247	$10,201	$9,773	$294	$9,479

	Three Months Ended July 31,
	2008			2007
	Commercial		Same	Commercial		Same
($000)	Properties	Damascus	Properties	Properties	Damascus	Properties
Revenues	$5,848	$201	$5,647	$5,464	$195	$5,269
Expenses	2,027	100	1,927	2,123	97	2,026
NOI	$3,821	$101	$3,720	$3,341	$98	$3,243

DEVELOPMENT ACTIVITIES

A modernization and expansion is underway at our Damascus Center in Damascus, MD (owned by our 70% owned affiliate, Damascus Centre, LLC). Total construction costs are expected to approximate $21.9 million. The building plans incorporate an expansion of retail space from its current configuration of approximately 140,000 sq. ft to approximately 150,000 sq ft., and will be anchored by a modern 58,000 sq ft Safeway supermarket. Building plans for Phase I have been approved and construction on Phase I began in June 2007, and was completed in June 2008. Phase I construction costs were approximately $5.6 million, of which $1.1 million related to tenant improvements. On February 12, 2008, Damascus Centre, LLC closed on a $27.3 million construction loan that is available to fund already expended and future construction costs.  This loan will be drawn upon as needed. As of July 31, 2008, Damascus drew down $5.0 million of this loan to cover construction costs. Because of this expansion, leases for certain tenants have been allowed to expire and not renewed. This has caused occupancy to decline, on a temporary basis, during the construction phase.

Development plans and studies for the expansion and renovation of our Rotunda property in Baltimore, MD (owned by our 60% owned affiliate Grande Rotunda, LLC) continue. The Rotunda property, on an 11.5-acre site, currently consists of an office building containing 138,000 sq. ft. of office space and 78,000 sq. ft. of retail space on the lower floor of the main building. The building plans incorporate an expansion of approximately 180,500 sq ft. of retail space, approximately 302 residential rental apartments, 56 condominium units and 120 hotel rooms, and structured parking. Development costs for this project are expected to approximate $145 million. City Planning Board approval has been received, and construction is expected to start during our next fiscal year.

RESIDENTIAL SEGMENT

FREIT operates nine (9) multi-family apartment communities totaling 1,075 apartment units. As indicated in the table above, revenue from our residential segment for the Current Nine Months increased 3.2% to $14,335,000 and NOI for the same period is up 5.0% to $8,155,000. This was primarily attributable to higher occupancy levels, specifically at The Boulders and The Pierre Towers, which continue to be strong contributors to FREIT’s residential operations, accounting for 95% of the increase in revenue and 103% of the increase in NOI for the Current Nine Months. For the Current Quarter, revenue decreased 0.5% to $4,808,000 and NOI increased by 2.0% to $2,897,000. A slight decrease in occupancy levels for the quarter was the primary reason for the decrease in revenue for the Current Quarter.

Rental revenues from FREIT’s residential properties continue to increase. Average occupancy rates for the Current Nine Months increased slightly to 94.9%, compared to 94.8% for the Prior Nine Months. The occupancy level at The Boulders was in excess of 96% at the end of July 2008, and averaged 95.3% during the Current Nine Month period.

FUNDS FROM OPERATIONS (“FFO”)

Many consider FFO as the standard measurement of a REIT’s performance. We compute FFO as follows:
Funds From Operations ("FFO")
	Nine Months Ended		Three Months Ended
	July 31,		July 31,
	2008	2007	2008	2007
	($ in thousands, except per share amounts)

Net income	$4,559	$7,220	$1,919	$5,243
Depreciation	4,086	3,972	1,411	1,323
Amortization of deferred mortgage costs	222	199	81	67
Deferred rents (Straight lining)	(140)	(186)	(48)	(72)
Amortization of acquired leases	(72)	(226)	(24)	(75)
Capital Improvements - Apartments	(346)	(314)	(88)	(77)
Discontinued operations	-	(3,771)	-	(3,695)
Minority interests:
Equity in earnings of affiliates	768	536	373	129
Distributions to minority interests	(707)	(541)	(112)	(155)

FFO	$8,370	$6,889	$3,512	$2,688

Per Share - Basic	$1.23	$1.02	$0.51	$0.40
Per Share - Diluted	$1.21	$1.00	$0.51	$0.39

Weighted Average Shares Outstanding:
Basic	6,802	6,752	6,844	6,756
Diluted	6,897	6,919	6,941	6,925

FFO does not represent cash generated from operating activities in accordance with accounting principles generally accepted in the United States of America, and therefore should not be considered a substitute for net income as a measure of results of operations or for cash flow from operations as a measure of liquidity. Additionally, the application and calculation of FFO by certain other REITs may vary materially from that of FREIT’s, and therefore FREIT’s FFO and the FFO of other REITs may not be directly comparable.

DIVIDENDS

The 3rd quarter dividend of $0.30 per share is payable on September 17, 2008 to shareholders of record as of September 3, 2008.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Form 10-K and Form 10-Q.

First Real Estate Investment Trust is a publicly traded (over-the-counter – symbol FREVS) REIT organized in 1961. It has approximately $244 million (historical cost basis) of assets. Its portfolio of residential and commercial properties extends from Eastern L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400

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